May 28, 2010

Mr. Hugh West
Ms. Angela Connell
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC  20549

Mail Stop 4720

RE:           Summit Financial Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
File No. 000-16587

Dear Mr. West and Ms. Connell:

This letter is provided on behalf of Summit Financial Group, Inc.  (“Summit” or the “Company”) in response to your letter dated May 10, 2010 and your letter dated May 4, 2010 with respect to Question #1 regarding the Company’s Form 10-K for the fiscal year ended December 31, 2009.  In accordance with your request, we have responded to each of the comments included in your letter.  Accordingly, set forth below in italics are each comment contained in your letter, followed immediately by Summit’s response to each:

Form 10-K for the Fiscal Year Ended December 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Quantitative Reserve for Loans Collectively Evaluated, page 35

1.
It appears that your general allowance for loans collectively evaluated decreased during 2009 despite the increase in nonperforming and internally criticized loans as well as the significant increase in net charge offs realized during the year.  Please provide us with the following information so we may better understand your methodology for determining your allowance for loan losses for loans collectively evaluated:

▪
You disclose that you use a 12 quarter look back quarter for determining your historical loss rates.  Tell us whether you considered placing additional weight on the more recent quarters in this look-back period given the significant deterioration in the real estate market over the past two fiscal years;

Mr. Hugh West and Ms. Angela Connell
Securities and Exchange Commission
May 28, 2010

▪
You disclose that you apply a loss factor of 5% to 200% of the average historical charge-off rate for all loans collectively evaluated with the exception of smaller balance homogenous loans.  Provide us with a detailed explanation of how you determine the appropriate loss factors to apply to each loan pool and explain your rationale for applying a loss factor that is less than the historical net charge-off rate for a specific pool; and

▪
Provide us with a table that lists each of the loan pools collectively evaluated for impairment and for each pool provide the historical net charge-off rate, the allocation used to determine the quantitative allowance and any additional qualitative allowances recorded

Response

Our general allowance for loans collectively evaluated decreased from $8,941,000 at December 31, 2008 to $6,789,000 at December 31, 2009.  During fourth quarter 2009 in light of the Company’s continuing deterioration in credit quality, we reevaluated the methodology utilized for determining the allowance relative to loans collectively evaluated.  As a result of our reevaluation, we estimate that the reduction in the general allowance was approximately $1.3 million – please refer to Exhibit A attached which illustrates the computation of our general allowance both before and after we reevaluated our methodology.

We enhanced our process to better define those groups of loans with similar risk characteristics (e.g. credit quality, collateralization, industry, loan type, internal risk rating, etc.).  Accordingly, we expanded the number of loan pools we use for collective evaluation from 6 to 10, as follows:

Loan pools prior to re-evaluation	Loan pools after re-evaluation
Construction & land development	Land & land development
Construction
Commercial	Commercial
Commercial real estate	Commercial real estate – owner occupied
Commercial real estate – non-owner occupied
Residential mortgage	Conventional residential mortgage
Jumbo residential mortgage
Home equity
Consumer	Consumer
Other	Other

In addition, for loans we specifically evaluate for impairment and deem not to be impaired, we also modified our process to assign the quantitative allowance to these loans based on their internal risk ratings.  Within each pool, loans are aggregated according to their internal risk ratings and an allocation ranging from 5% to 200% of each respective pool’s average historical net loan charge-off rate is applied to the aggregate recorded balance of loans within each risk grade, such that lower rated relationships receive higher allocations of reserves.  These loans are evaluated on a quarterly basis for impairment through our normal loan review process.  Risk

Mr. Hugh West and Ms. Angela Connell
Securities and Exchange Commission
May 28, 2010

ratings are assigned to each loan and then reevaluated on an ongoing basis based upon our regular analysis of the borrowers’ financial condition and the loans’ payment histories.   As result of these assessments of collectability at the individual loan level, we believe under FAS 5 it is more appropriate to allocate the quantitative allowance based upon the loan’s probability of default rather than simply assigning the full historical charge-off rate.  We continue to assign the full historical charge-off rate to those smaller-balance loans which are not specifically evaluated for impairment.

The allocation percentages of average historical net loan charge-off relative to each internal loan risk rating are as follows:

Internal	Allocation
Risk Rating	Percentage
A	5%
B	10%
B-	25%
C	50%
C-	100%
D	200%
Below D	NA - Impaired

In determining the appropriate allocation percentage to apply to each loan pool, management researched the charge-offs for three years (i.e. 2007-2009) on a loan by loan basis that were within the loan pools where the internal risk ratings are applied (i.e. land development & land, construction, commercial, commercial real estate owner-occupied, commercial real estate non-owner occupied, and jumbo residential mortgage). Through this process, we noted the following:

Internal	Percentage of
Risk Rating	Charge-offs
A	0%
B	0%
B-	2.11%
C	3.16%
C-	4.21%
D	8.42%
Below D	82.10%

Based upon our above analysis, we judgmentally assigned the allocation percentages. We further evaluated our charge-off loans within the above categories, to determine the validity of our loan review process. We assessed the internal risk rating at the time of loan origination, at the time of the first loan review, and all subsequent loan reviews up until the point of default. Based on this analysis we validated the effectiveness of our loan review process in that loans appropriately migrate downward in progression through lower risk rating categories prior to default. Therefore, we believe the allocation percentages assigned are justified and appropriate.

Mr. Hugh West and Ms. Angela Connell
Securities and Exchange Commission
May 28, 2010

The remaining difference in the general reserve is due the net reduction in loan volume at December 31, 2009 in comparison to December 31, 2008 and the increase in loans identified as impaired, thus moving the allowance associated such loans from the quantitative reserve to specific reserve. The loan portfolio, net of impaired loans declined by approximately $86 million, primarily within the construction and land development portfolios, which carry the highest historical net charge-off rates. Our impaired loans increased from $54 million at December 31, 2008 up to $85 million at December 31, 2009.

In determining our quantitative allowance, we utilize a rolling twelve-quarter look back period to determine the historical net charge-off rates. We have considered using an eight-quarter look back period in comparison to our current look back period of twelve-quarters. In analyzing our historical net charge-offs over the last twelve quarters, we noted some unusual charge-off activity, especially in the land and land development pool. Within this pool, we had three significant charge-offs which totaled approximately $10.3 million. If these net charge-offs were excluded, our historical net charge-off rate would be approximately 1.87% in comparison to 3.8181%, which was utilized in calculating the December 31, 2009 general allowance.

In addition, we analyzed all charge-offs incurred during 2009, to determine the net charge-offs on loans specifically evaluated for impairment in comparison to the net charge-offs that would be taken against the general reserve. Based on the net charge-offs incurred during 2009, (i.e. on loans less than $500,000) we have approximately 2.5 years of coverage in our general allowance.  Based on this data, we believe that applying a twelve-quarter look-back period is appropriate.

Our goal is to have a process for estimation of our allowance for loan losses that is accurate regardless of the economic cycle. The real estate market has deteriorated significantly in the past two fiscal years, and we believe the historic loss rate applied should be long enough not to be pro-cyclical. We deem any period shorter than two years to be pro-cyclical (i.e. overstating the reserve in an economic downturn and understating the reserve in a period of economic growth). A twelve-quarter look back period allows for a larger general allowance to be carried forward for a longer period of time, which is more conservative.

Please refer to Exhibits A, B, and C for detail on the calculation used to determine the quantitative and qualitative allowance for loans collectively evaluated for impairment.

Mr. Hugh West and Ms. Angela Connell
Securities and Exchange Commission
May 28, 2010

Relationship between Allowance for Loan Losses, Net Charge-off, and Nonperforming loans, page 36

2.
We note your response to comment three of our letter dated October 21, 2009 and your disclosure on page 36 stating that charge-offs are typically recognized in the period after an allowance is established.  With this in mind, please tell us how you determined how your allowance for loan losses as of December 31, 2008 ($16,900,000) was not understated given the amount of net charge-offs recorded in 2009 ($22,400,000).  Also, for those charge-offs that were reported in 2009, provide us with a table that quantifies (collectively by loan type) the credits that were charged-offs, the corresponding allowance that was previously recorded at December 31, 2008 and the amount of credits that were directly charged-off.  (i.e. no previous allowances were recorded).  Provide us with a robust narrative explaining any significant differences.

Response

Exhibit D attached presents for each loan we specifically evaluated for impairment and which sustained a charge-off in 2009 in excess of $250,000 (representing approximately 78% of total 2009 loan charge-off’s) the following information:  when each such loan was first identified as impaired; the corresponding specific allowance for each loan at December 31, 2008, if any; amounts charged-off in 2009 relative to each loan; and additional provisions for loan losses recorded relative each loan during 2009.

Per Exhibit D, please note that a substantial portion of the loans which we charged-off in 2009 were also identified and deemed impaired in 2009 – hence, no specific allowance for loan loss was recorded relative to these loans as of December 31, 2008.  Our allowance at December 31, 2008 was established based upon our policies and Generally Accepted Accounting Standards such that it represented our best estimate at the time of probable credit losses inherent in the loan portfolio.  While we believe our process for determining the adequacy of the allowance for loan losses appropriately considered all potential factors at the time which could result in credit losses, there is no certainty that the allowance will be adequate over time to cover credit losses in the portfolio because of continued adverse changes in the economy, market conditions or events adversely affecting specific customers.

May 4, 2010 Comment Letter --

Critical Accounting Policies – Goodwill, page 24

1.
We note that you performed your annual goodwill impairment test during the 3rd quarter of 2009 and determined that goodwill was not impaired.  Please provide us with and revise your future filings to disclose the following information as it relates to the testing performed:

•	Disclose your reporting units and for each reporting unit provide the fair value, carry amount and allocated goodwill;

•	Identify those reporting units that failed Step 1 of the goodwill impairment test, if any; and;

•	Provide a description of the methods and key assumptions used in determining the fair value of each reporting unit for purposes of your goodwill impairment testing.

Mr. Hugh West and Ms. Angela Connell
Securities and Exchange Commission
May 28, 2010

Response

The fair value, carry amount and allocated goodwill with regard to each of our reporting units as of September 30, 2009 (date of our most recent goodwill impairment test) were as follows:

	Community	Insurance
(in thousands)	Banking	Services

Fair value	$142,030	$7,800
Carry amount	122,200	6,891
Allocated goodwill	1,490	4,710

Neither of our reporting units failed Step 1 of the goodwill impairment tests conducted as of September 30, 2009.  For purposes of these goodwill impairment tests, the following methodologies were utilized and key assumptions were made in determining the fair value of each reporting unit:

Community Banking – We retained an independent valuation specialist who utilized a combination of both the income and market approaches to determine the fair value of our Community Banking reporting unit.  The income approach was based on discounted cash flows derived from assumptions of balances sheet and income statement activity based upon an internally developed forecast considering several long-term key business drivers such as anticipated loan and deposit growth.  The long term growth rate used in determining the terminal value was estimated at 3.5%, and a discount rate of 11% based upon the Capital Asset Pricing Model was applied to the Bank’s estimated future cash flow streams.  For the market approach, observable deal value to book value equity multiples resulting from appropriate comparable recent bank mergers and acquisition were selected and applied to the Community Bank’s book value.  The results of the income and market approaches were weighted 50% each.

Insurance Services – We performed an internal valuation utilizing the income approach to determine the fair value of our Insurance Services reporting unit.  This methodology consisted of discounting the expected future cash flows of this unit based upon a forecast of its operations considering long-term key business drivers such as anticipated commission revenue growth.  The long term growth rate used in determining the terminal value was estimated at 0%, and a discount rate of 12% was applied to Insurance Services unit’s estimated future cash flows.

We will revise our future periodic filings to include the above disclosed information, as applicable.

Mr. Hugh West and Ms. Angela Connell
Securities and Exchange Commission
May 28, 2010

In addition to the above responses, Summit acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me directly at (304) 530-0552 should you have any further questions regarding this response or the filings.

                    Sincerely,

                    /s/  Robert S. Tissue

                    Robert S. Tissue
                    Senior Vice President &
                   Chief Financial Officer

Mr. Hugh West and Ms. Angela Connell
Securities and Exchange Commission
May 28, 2010

EXHIBIT A
Estimated Reduction in Quantitative Allowance Due to Re-evaluation of Methodology in Q4 2009
December 31, 2009

Quantitative Allowance Prior to Reevaluation
	Construction &		Commercial	Residential
	Development	Commercial	Real Estate	Mortgage	Consumer	Other					Total
Average annual net
loan charge off's - A (2)	$ 6,613,623	$ 202,326	$ 566,783	$ 1,818,420	$ 236,424	$ 37,354

Average
loan balance - B (2)	$ 203,904,389	$ 108,431,250	$ 411,901,783	$ 344,257,545	$ 31,551,583	$ 5,911,833

Loss factor - C [A/B]	3.2435%	0.1866%	0.1376%	0.5282%	0.7493%	0.6319%

Loan balances - D (1)	$ 130,862,534	$ 118,467,749	$ 414,928,116	$ 370,057,267	$ 25,528,745	$ 5,326,000

Quantitative allowance [CxD]	$ 4,244,516	$ 221,053	$ 570,947	$ 1,954,698	$ 191,293	$ 33,653					$ 7,216,161

Quantitative Allowance After Reevaluation
	Land & land			CRE Owner	CRE Non-own	Conv. Res.	Jumbo Res.	Home
	development	Construction	Commercial	Occupied	Occupied	Mortgage	Mortgage	Equity	Consumer	Other
Average annual net
loan charge off's - A (2)	$ 5,689,382	$ 924,241	$ 202,326	$ 155,016	$ 411,767	$ 865,057	$ 667,246	$ 286,118	$ 236,424	$ 37,354

Average
loan balance - B (2)	$ 149,011,402	$ 54,892,988	$ 108,431,250	$ 143,036,571	$ 268,865,212	$ 242,097,123	$ 57,872,756	$ 44,287,667	$ 31,551,583	$ 5,911,833

Loss factor - C [A/B]	3.8181%	1.6837%	0.1866%	0.1084%	0.1532%	0.3573%	1.1530%	0.6460%	0.7493%	0.6319%

Loan balances - D (1)	$ 95,511,685	$ 35,350,849	$ 118,467,749	$ 163,923,456	$ 250,984,659	$ 252,924,375	$ 66,620,780	$ 50,512,112	$ 25,528,745	$ 5,326,000

Loans specifically reviewed
under FAS 114 and
deemed not impaired - E	$ 60,368,365	$ 25,652,476	$ 76,292,789	$ 73,680,581	$ 154,451,280	$ 11,782,577	$ 66,620,780	$ 374,453	$ -	$ -

Smaller-balance homogenous
pools of loans - F [D-E]	$ 35,143,320	$ 9,698,373	$ 42,174,960	$ 90,242,875	$ 96,533,379	$ 241,141,798	$ -	$ 50,137,659	$ 25,528,745	$ 5,326,000

Quantitative allowance for
smaller-balance homogenous
pools of loans - G [CxF]	$ 1,341,802	$ 163,293	$ 78,696	$ 97,801	$ 147,841	$ 861,644	$ -	$ 323,911	$ 191,293	$ 33,653

Quantitative allowance for
loans specifically reviewed
under FAS 114 and
deemed not impaired - H
(See EXHIBIT B)	$ 1,722,595	$ 73,964	$ 57,657	$ 39,032	$ 115,388	$ 35,937	$ 605,115	$ 2,004	$ -	$ -

Quantitative allowance [G+H]	$ 3,064,396	$ 237,257	$ 136,353	$ 136,832	$ 263,229	$ 897,580	$ 605,115	$ 325,915	$ 191,293	$ 33,653	$5,891,624

Estimated reduction in quantitative allowance as result of
re-evaluation of methodology in Q4 2009											($1,324,537)

(1) Loan balances are net of impaired loans and loans secured by cash deposits.
(2) Average of most recent twelve quarters.

Mr. Hugh West and Ms. Angela Connell
Securities and Exchange Commission
May 28, 2010

EXHIBIT B
Quantitative Allowance for Loans Specifically Evaluated Under FAS 114 and Deemed Not Impaired
December 31, 2009

Loan Pool	Risk Rating	Total Outstanding - A	Historical Charge-off Factor - B	Allocation Percentage - C	Calculated Reserve - [AxBxC]

Land & land	A	$-	3.8181%	5.00%	$-
development	B	8,377,597	3.8181%	10.00%	31,987
	B-	3,807,718	3.8181%	25.00%	36,346
	C	24,088,896	3.8181%	50.00%	459,869
	C-	16,905,908	3.8181%	100.00%	645,484
	D	7,188,247	3.8181%	200.00%	548,909
	Totals	$60,368,365			$1,722,595

Construction	A	$-	1.6837%	5.00%	$-
	B	16,235,721	1.6837%	10.00%	27,336
	B-	7,756,063	1.6837%	25.00%	32,647
	C	1,660,691	1.6837%	50.00%	13,981
	C-	-	1.6837%	100.00%	-
	D	-	1.6837%	200.00%	-
	Totals	$25,652,476			$73,964

Commercial	A	$620,906	0.1866%	5.00%	$58
	B	28,197,864	0.1866%	10.00%	5,262
	B-	21,015,021	0.1866%	25.00%	9,803
	C	19,552,112	0.1866%	50.00%	18,241
	C-	794,658	0.1866%	100.00%	1,483
	D	6,112,227	0.1866%	200.00%	22,810
	Totals	$76,292,789			$57,657

Commercial	A	$3,164,184	0.1084%	5.00%	$171
Real Estate -	B	4,616,225	0.1084%	10.00%	500
Owner Occupied	B-	15,073,864	0.1084%	25.00%	4,084
	C	41,454,302	0.1084%	50.00%	22,463
	C-	7,843,943	0.1084%	100.00%	8,501
	D	1,528,061	0.1084%	200.00%	3,312
	Totals	$73,680,581			$39,032

Mr. Hugh West and Ms. Angela Connell
Securities and Exchange Commission
May 28, 2010

EXHIBIT B (con't.)
Quantitative Allowance for Loans Specifically Evaluated Under FAS 114 and Deemed Not Impaired
December 31, 2009

Loan Pool	Risk Rating	Total Outstanding - A	Historical Charge-off Factor - B	Allocation Percentage - C	Calculated Reserve - [AxBxC]

Commercial	A	$2,314,146	0.1532%	5.00%	$177
Real Estate -	B	30,822,967	0.1532%	10.00%	4,721
Non-Owner	B-	43,474,640	0.1532%	25.00%	16,645
Occupied	C	44,829,809	0.1532%	50.00%	34,328
	C-	27,158,011	0.1532%	100.00%	41,593
	D	5,851,707	0.1532%	200.00%	17,924
	Totals	$154,451,280			$115,388

Conventional	A	$-	0.3573%	5.00%	$-
Residential	B	399,772	0.3573%	10.00%	143
Mortgage	B-	899,915	0.3573%	25.00%	804
	C	4,960,385	0.3573%	50.00%	8,862
	C-	3,732,850	0.3573%	100.00%	13,338
	D	1,789,655	0.3573%	200.00%	12,790
	Totals	$11,782,577			$35,937

Jumbo	A	$11,174,773	1.1530%	5.00%	$6,442
Residential	B	6,532,994	1.1530%	10.00%	7,532
Mortgage	B-	12,208,101	1.1530%	25.00%	35,188
	C	12,838,884	1.1530%	50.00%	74,013
	C-	5,931,650	1.1530%	100.00%	68,389
	D	17,934,377	1.1530%	200.00%	413,550
	Totals	$66,620,780			$605,115

Home Equity	A	$-	0.6460%	5.00%	$-
	B	80,409	0.6460%	10.00%	52
	B-	128,000	0.6460%	25.00%	207
	C	41,246	0.6460%	50.00%	133
	C-	-	0.6460%	100.00%	-
	D	124,798	0.6460%	200.00%	1,613
	Totals	$374,453			$2,004

Mr. Hugh West and Ms. Angela Connell
Securities and Exchange Commission
May 28, 2010

EXHIBIT C
Qualitative Allowance for Loan Losses
December 31, 2009

	Land & land			CRE Owner	CRE Non-Own	Conv. Res.	Jumbo Res.	Home
Qualitative Factors Considered	development	Construction	Commercial	Occupied	Occupied	Mortgage	Mortgage	Equity	Consumer	Other

Qualitative Allowance for Smaller Balance Homogenous Loans

Deliquencies	$-	$-	$11,804	$-	$73,936	$43,082	$-	$48,587	$28,694	$-
Trends in Charge-offs	-	-	7,870	-	36,968	43,082	-	80,978	-	-
Trends in Volume	-	-	-	-	-	-	-	-	-	-
Changes in Loan Policy	-	-	-	-	-	-	-	-	-	-
Experience of Staff	-	-	-	-	-	-	-	-	-	-
Economic Trends	-	-	7,870	24,450	36,968	129,247	-	48,587	28,694	5,048
External Factors	-	-	-	-	-	-	-	-	-	-
Concentrations	-	-	-	-	-	-	-	-	-	-
Total - A	-	-	27,544	24,450	147,872	215,411	-	178,151	57,388	5,048

Qualitative Allowance for Loans Specifically Reviewed under FAS 114 and Deemed Not Impaired (1)

	Land & land			CRE Owner	CRE Non-own	Conv. Res.	Jumbo Res.	Home
	development	Construction	Commercial	Occupied	Occupied	Mortgage	Mortgage	Equity	Consumer	Other
Deliquencies	$-	$-	$8,649	$-	$57,694	$1,797	$-	$301	$-	$-
Trends in Charge-offs	-	-	5,766	-	28,847	1,797	-	501	-	-
Trends in Volume	-	-	-	-	-	-	-	-	-	-
Changes in Loan Policy	-	-	-	-	-	-	-	-	-	-
Experience of Staff	-	-	-	-	-	-	-	-	-	-
Economic Trends	-	-	5,766	9,758	28,847	5,390	90,767	301	-	-
External Factors	-	-	-	-	-	-	-	-	-	-
Concentrations	-	-	-	-	-	-	-	-	-	-
Total - B	-	-	20,180	9,758	115,388	8,984	90,767	1,102	-	-

Total Qualitative Allowance [A+B]	$-	$-	$47,723	$34,208	$263,259	$224,395	$90,767	$179,254	$57,388	$5,048

Judgmental Percentage of Historical Charge-off Rate Applied to Each Loan Pool

	Land & land			CRE Owner	CRE Non-own	Conv. Res.	Jumbo Res.	Home
	development	Construction	Commercial	Occupied	Occupied	Mortgage	Mortgage	Equity	Consumer	Other
Deliquencies	0.00%	0.00%	15.00%	0.00%	50.00%	5.00%	0.00%	15.00%	15.00%	0.00%
Trends in Charge Offs	0.00%	0.00%	10.00%	0.00%	25.00%	5.00%	0.00%	25.00%	0.00%	0.00%
Trends in Volume	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Changes in Loan Policy	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Experience of Staff	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Economic Trends	0.00%	0.00%	10.00%	25.00%	25.00%	15.00%	15.00%	15.00%	15.00%	15.00%
External Factors	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Concentration	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

(1) The qualitative allowance for loans specifically reviewed under FAS 114 and deemed not imparied was calculated using the same allocation percentages according to their internal risk rating as illustrated in Exhibit B.

Mr. Hugh West and Ms. Angela Connell
Securities and Exchange Commission
May 28, 2010

Exhibit D
Loans Specifically Evaluated for Impairment and
Were Charged-off in Excess of $250,000 in 2009

Loan		When Identified	Specific Allowance	Charged-off	Provisions recorded
Category	Borrower / Loan	as Impaired	at 12/31/08	in 2009	during 2009
Land Development & Land
	Borrower 1 (A)	2008	$4,520,000	$5,151,555	$631,555
	Borrower 2 - Loan 1 (B)	2008	736,353	2,401,953	1,665,600
	Borrower 3 (B)	2008	-	383,574	383,574
	Borrower 4	2009	-	1,465,676	1,465,676
	Borrower 5 - Loan 1	2009	-	1,253,158	1,253,158
	Borrower 6 - Loan 1	2009	-	308,846	308,846
	Borrower 7	2009	-	2,242,125	2,242,125
	Borrower 8	2009	-	260,319	260,319
	Borrower 9	2009	-	303,567	303,567
	Borrower 2 - Loan 2	2009	-	412,848	412,848
			5,256,353	14,183,622	8,927,269

Construction
	Borrower 5 - Loan 2	2009	-	1,948,042	1,948,042
			-	1,948,042	1,948,042

Conventional Residential Mortgages
	Borrower 10	2008	50,000	311,933	261,933
			50,000	311,933	261,933

Jumbo Residential Mortgages
	Borrower 11 (B)	2008	150,000	491,152	341,152
	Borrower 6 - Loan 2	2009	-	473,152	473,152
			150,000	964,304	814,304

	TOTAL		$5,456,353	$17,407,901	$11,951,547

(A)  At time of foreclosure of this loan's collateral in 2009, an additional charge off in excess of amount previously reserved was taken due to management's estimate of further deterioration in the collateral's fair value.

(B) Loan was identified as impaired during 4th quarter 2008 and its specific reserve at 12/31/08 was established by discounting the original appraisal of the loan's collateral.  An updated appraisal was obtained in 2009 and the specific reserve was adjusted.